Dated May 22, 2013

Filed Pursuant to Rule 433

Registration Statement No. 333-188556

Relating to Preliminary Prospectus Dated May 22, 2013

CONSTELLIUM N.V.

FREE WRITING PROSPECTUS

This free writing prospectus is being filed (1) to advise you of the availability of a revised preliminary prospectus, dated May 22, 2013 (the “Revised Preliminary Prospectus”), included in Amendment No. 5 to the Registration Statement on Form F-1 (File No. 333-188556) of Constellium N.V. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2013 (as so amended, the “Registration Statement”), related to the Company’s proposed offer and sale of its Class A Ordinary Shares, par value €0.02 per share, (2) to provide you with a hyperlink to the current version of the Registration Statement and (3) to advise you of the revisions reflected in the Revised Preliminary Prospectus.

This free writing prospectus relates only to the securities described in the Registration Statement and should be read together with the Revised Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 26 of the Revised Preliminary Prospectus.

The Registration Statement, including the Revised Preliminary Prospectus, can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1563411/000119312513231536/0001193125-13-231536-index.htm

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus or the Revised Preliminary Prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated May 22, 2013

PROSPECTUS

22,222,222 Class A Ordinary Shares

Constellium N.V.

(Incorporated in the Netherlands)

We are offering a total of 11,111,111 of our Class A ordinary shares, nominal value €0.02 per share and the selling shareholders named in this prospectus are offering 11,111,111 of our Class A ordinary shares, nominal value €0.02 per share. Throughout this prospectus, we refer to our Class A ordinary shares, nominal value €0.02 per share, as “ordinary shares.” The underwriters may also purchase up to 3,333,333 Class A ordinary shares from the selling shareholders at the public offering price, less the underwriting discount, within 30 days to cover over-allotments, if any. This is the first public offering of our Class A ordinary shares. Currently, there is no public market for our Class A ordinary shares.

We currently expect that the initial public offering price will be between $17.00 and $19.00 per ordinary share. We intend to apply to list our ordinary shares on the New York Stock Exchange and Euronext Paris under the symbol “CSTM” on each exchange.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 26 of this prospectus.

	Per Ordinary Share	Total
Initial public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds to Constellium N.V. before expenses	$	$
Proceeds to selling shareholders before expenses	$	$

We refer you to “Underwriting (Conflicts of Interest)” beginning on page 183 of this prospectus for additional information regarding underwriting compensation.

Our ordinary shares will be ready for delivery on or about May         , 2013.

Goldman, Sachs & Co.	Deutsche Bank Securities	J.P. Morgan

Barclays BNP PARIBAS HSBC	Credit Suisse UBS Investment Bank SOCIETE GENERALE	Morgan Stanley Citigroup Lazard Capital Markets

Apollo Global Securities	Moelis & Company	Rothschild	Davenport & Company LLC

The date of this prospectus is May         , 2013.

aggregate amount of 83,945,965 additional Class A ordinary shares, 815,252 additional Class B1 ordinary shares and 923,683 additional Class B2 ordinary shares, nominal value €0.02 per share, prior to consummation of this offering, as described in “Description of Capital Stock—Recapitalization and Conversion of Capital Stock in Connection with this Offering.” The pro rata share issuance was undertaken in order to provide the proper per-share valuation in respect of the offering price set forth on the cover page of this prospectus and will have no dilutive effect.

FSI Share Purchase

Apollo and Rio Tinto have entered into an agreement with FSI pursuant to which FSI has agreed to place an order to purchase approximately 4.4 million ordinary shares at a per share price equal to the public offering price (the “FSI share purchase”). Apollo Funds and Rio Tinto have agreed to use best efforts to cause the underwriters to allocate such number of shares to FSI. The agreement further provides that for one year following the closing of this offering, FSI will be restricted from buying additional shares in the company unless this restriction is waived by both Apollo Funds and Rio Tinto or certain specified events occur.

Corporate History and Information

Constellium Holdco B.V. (formerly known as Omega Holdco B.V.) was incorporated as a Dutch private limited liability company on May 14, 2010. Constellium Holdco B.V. was formed to serve as the holding company for various entities comprising the Alcan Engineered Aluminum Products business unit (the “AEP Business”), which it acquired from affiliates of Rio Tinto on January 4, 2011.

On December 30, 2011, we disposed of substantially all of our interests in AIN, our specialty chemicals and raw materials supply chain services division, to CellMark AB. The remaining entities have ceased operations.

Prior to the consummation of this offering, Constellium Holdco B.V. was converted into a Dutch public limited liability company and renamed Constellium N.V. We do not expect this conversion to have any impact on either our financial statements or on our shareholders going forward. Any references to Dutch law and Amended and Restated Articles of Association are references to Dutch law and the articles of association as applicable following the conversion.

Our principal shareholders are investment funds affiliated with, or co-investment vehicles that are managed (or the general partners of which are managed) by subsidiaries of, Apollo Global Management, LLC (Apollo Global Management, LLC and its subsidiaries collectively, or any one of such entities individually, “Apollo”), a leading global alternative investment manager; affiliates of Rio Tinto, a leading international mining group, combining Rio Tinto plc, a London listed public company headquartered in the United Kingdom, and Rio Tinto Limited, which is listed on the Australian Stock Exchange, with executive offices in Melbourne (the two companies are joined in a dual listed companies (“DLC”) structure as a single economic entity, called the Rio Tinto Group (“Rio Tinto”)), and Fonds Stratégique d’Investissement, the French public investment fund jointly owned by Caisse des Dépôts et Consignations and the French State specializing in equity financing via direct investments or funds of funds. As used in this prospectus, the term “Apollo Funds” means investment funds affiliated with, or co-investment vehicles that are managed (or the general partners of which are managed) by, Apollo; the term “Rio Tinto” refers to Rio Tinto or an affiliate of Rio Tinto; and the term “FSI” means Fonds Stratégique d’Investissement or other entities affiliated with Fonds Stratégique d’Investissement. Following Constellium’s acquisition of the AEP Business, Apollo Funds, Rio Tinto and FSI held 51%, 39% and 10%, respectively, of the outstanding shares of Constellium Holdco B.V.

As of December 31, 2012, approximately 6.85% of the outstanding shares of Constellium Holdco B.V. were held by Omega Management GmbH & Co. KG (“Management KG”), which was formed in connection with a management equity plan to facilitate equity ownership by Constellium’s management team. Prior to our conversion to an N.V., the partnership agreement of Management KG provided that the Constellium Holdco B.V. shares that it held were voted in the same manner as, and in proportion to the respective equity ownership amounts of, Apollo Funds, Rio Tinto and FSI. In connection with this offering, the partnership agreement of Management KG was amended to provide that the Constellium shares held by Management KG will be voted in the discretion of the advisory board at the level of the general partner of Management KG.

Following the completion of this offering, it is expected that public shareholders will hold 17.6% of our outstanding ordinary shares and that Apollo Funds, Rio Tinto, FSI and Management KG will hold 36.4%, 27.8%, 12.8% and 5.4%, respectively, assuming no exercise of the over-allotment option.

The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands, and our telephone number is +31 20 654 97 80. The address for our agent for service in the United States is Corporation Service Company, 80 State Street, Albany, NY 12207-2543, and its telephone number is (518) 433-4740.

Risk Factors

Investing in our ordinary shares involves substantial risk. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:

•	our potential failure to implement our business strategy, including our productivity and cost reduction initiatives;

•	our susceptibility to cyclical fluctuations in the metals industry, our end-markets and our customers’ industries and changes in general economic conditions;

•	the highly competitive nature of the industry in which we operate and the risk that aluminum will become less competitive compared to alternative materials;

•	the possibility of unplanned business interruptions; and

•	adverse conditions and disruptions in European economies.

You should carefully consider all of the information included in this prospectus, including matters set forth under the headings “Risk Factors” and “Important Information and Cautionary Statement Regarding Forward-Looking Statements,” before deciding to invest in our ordinary shares.

On May 25, 2012, we secured external financing from a group of lenders in the form of a six-year term loan for $200 million (€151 million at the year-end exchange rate). Proceeds from the Original Term Loan were used to repay the term loan facility provided by Apollo Omega and FSI discussed above. Concurrently, we entered into a new revolving credit facility (“ABL”) in the United States replacing the previous facility. See “Description of Certain Indebtedness.”

On March 25, 2013, we refinanced the Original Term Loan with the proceeds of a seven-year term loan in the aggregate amount of $360 million and €75 million borrowed by Constellium Holdco B.V. and Constellium France S.A.S. from a group of lenders. The proceeds from the Term Loan were used to repay the Original Term Loan (which facility was thereafter terminated) and pay fees and expenses associated with the refinancing and the remainder will be used towards funding of the distributions to our shareholders of record prior to completion of this offering of approximately €250 million in the aggregate.

Prior to the consummation of this offering, Constellium Holdco B.V. was converted into a Dutch public limited liability company and renamed Constellium N.V. We do not expect this conversion to have any impact on our financial statements nor on our shareholders going forward. Any references to Dutch law and Amended and Restated Articles of Association are references to Dutch law and the articles of association as applicable following the conversion.

Corporate Structure

The following diagram summarizes our corporate structure (including our significant subsidiaries) after giving effect to our initial public offering, assuming no exercise of the over-allotment option:

(1)	Such shareholder also holds preference shares as described under “Summary—Recent Developments—New Term Loan, Application of Term Loan Proceeds and Issuance of Preference Shares.”

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth the principal shareholders of Constellium N.V. and the number and percentage of ordinary shares owned by each such shareholder, in each case as of May 20, 2013 and following this offering, in which only Class A ordinary shares will be sold. The ordinary shares beneficially owned prior to this offering have been adjusted to give effect to (i) the reacquisition by us of ordinary shares issued under our legacy management equity plan in connection with our decision to freeze new participation in the plan in anticipation of this offering, as described in “Management—Management Equity Plan,” and (ii) the pro rata share issuance, specifically the issuance of 83,945,965 additional Class A ordinary shares, 815,252 additional Class B1 ordinary shares and 923,683 additional Class B2 ordinary shares which occurred prior to consummation of this offering, as described in “Description of Capital Stock—Recapitalization and Conversion of Capital Stock in Connection with this Offering.” The selling shareholders in this offering are Apollo Funds and Rio Tinto International Holdings Limited. We are currently majority owned by Apollo Funds, which beneficially owned, as of December 31, 2012, approximately 54% of our ordinary shares. Following the completion of this offering it is expected that Apollo Funds will hold 36.4% of our ordinary shares, assuming no exercise of the over-allotment option.

Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has voting or investment power. Except as described in the footnotes below, to our knowledge, each of the persons named in the table below has sole voting and investment power with respect to the ordinary shares beneficially owned, subject to community property laws where applicable. Except as otherwise indicated, the business address for each of our shareholders listed below is c/o Constellium N.V., Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

The beneficial ownership percentages in this table have been calculated on the basis of, with respect to amounts prior to this offering, the total number of outstanding Class A ordinary shares, Class B1 ordinary shares and Class B2 ordinary shares, and with respect to amounts after this offering, the total number of Class A ordinary shares and Class B ordinary shares. Prior to this offering, as described in the footnotes below, (i) the Apollo Funds may be deemed to beneficially own 100% of our Class B1 shares and Class B2 shares; (ii) Rio Tinto International Holdings Limited may be deemed to beneficially own 39% of our Class B1 shares and Class B2 shares; and (iii) Fonds Stratégique d’Investissement may be deemed to beneficially own 10% of our Class B1 shares and Class B2 shares. After completion of this offering, as described in the footnotes below, none of Apollo Funds, Rio Tinto International Holdings Limited or Fonds Stratégique d’Investissement will beneficially own any Class B ordinary shares. After completion of this offering, the Class B ordinary shares will be 100% beneficially owned by Omega Management GmbH & Co. KG (“Management KG”) and will account for 1.09% of our total ordinary shares outstanding.

Name of beneficial owner	Number of Class A shares beneficially owned prior to the offering		Beneficial ownership percentage	Number of Class A shares being offered (order placed for) in this offering	Number of Class A shares beneficially owned after this offering and assuming no exercise of the over-allotment option		Beneficial ownership percentage	Number of Class A shares beneficially owned after this offering assuming exercise of the over-allotment option		Beneficial ownership percentage
Apollo Funds	48,275,158	(1)	54.0%	6,296,296	36,551,259	(4)	36.4%	34,662,370	(7)	34.5%
Rio Tinto International Holdings Limited	34,882,542	(2)	39.0%	4,814,815	27,950,962	(5)	27.8%	26,506,518	(8)	26.4%
Fonds Stratégique d’Investissement	8,944,241	(3)	10.0%	(4,445,448)	12,846,929	(6)	12.8%	12,846,929	(9)	12.8%

(1)	Represents the aggregate of (i) 42,565,268 Class A ordinary shares held of record by Apollo Omega (Lux) S.à.r.l. (“Apollo Omega”), (ii) 282,287 Class A ordinary shares held of record by AMI (Luxembourg) S.à.r.l. (“AMI”), and (iii) 3,612,411 Class A ordinary shares, 851,003 Class B1 ordinary shares and 964,189 Class B2 ordinary shares held of record by Omega Management GmbH & Co. KG (“Management KG”).

AMI holds our ordinary shares that it holds of record for the benefit of the limited partnership for which it serves as the general partner. AMI (Holdings) LLC (“AMI Holdings”) is the sole shareholder of AMI. Apollo International Management, L.P. (“Intl Management”) is the sole member and manager of AMI Holdings, and Apollo International Management GP, LLC (“International GP”) is the general partner of Intl Management.

Omega MEP GmbH (“MEP GP”) is the general partner of Management KG and as such has the authority to make investment decisions on behalf of, and vote securities held by, Management KG. Decisions made by MEP GP with respect to actions to be taken by Management KG are made by a five-member advisory board, of which three members are appointed by Apollo Omega, and must be approved by at least two of the members appointed by Apollo Omega. Upon the closing of this offering, Apollo Omega will no longer have these appointment and approval rights, and the Class A ordinary shares and Class B ordinary shares held by Management KG are not included in the number of ordinary shares beneficially owned by the Apollo Funds after the offering. Management KG will not be selling shares in this offering.

AIF VII Euro Holdings, L.P. (“Euro Holdings”) is the sole shareholder of Apollo Omega. Apollo Advisors VII (EH), L.P. (“Advisors VII (EH)”) is the general partner of Euro Holdings, and Apollo Advisors VII (EH-GP) Ltd. (“Advisors VII (EH-GP)”) is the general partner of Advisors VII (EH). Apollo Principal Holdings III, L.P. (“Principal III”) is the sole shareholder of Advisors VII (EH-GP) and Apollo Principal Holdings III GP, Ltd. (“Principal III GP”) is the general partner of Principal III. Apollo Management VII, L.P. (“Management VII”) is the manager of Euro Holdings. AIF VII Management, LLC (“AIF VII”) is the general partner of Management VII. Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIF VII, and Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP and International GP. Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings.

Leon Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Management Holdings GP, and the directors of Principal III GP, and as such may be deemed to have voting and dispositive control over our ordinary shares that are held by Apollo Omega, and AMI, and until the closing of this offering, by Management KG.

The principal address of each of Apollo Omega and AMI is 44 Avenue John F. Kennedy, L-1885, Luxembourg. The principal address for each of Management KG and MEP GP is Mainzer Landstrasse 46, 60325 Frankfurt am Main, Germany. The principal address of each of Euro Holdings, Advisors VII (EH), Advisors VII (EH-GP), Principal III and Principal III GP is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elign Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands. The principal address of each of AMI Holdings, Management VII, AIF VII, Apollo Management, Management GP, Intl Management, International GP, Management Holdings, Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 West 57th Street, 43rd Floor, New York, New York 10019.

(2)

Represents (a) 32,765,777 shares held directly by Rio Tinto International Holdings Limited (“RTIHL”) and (b) 1,408,840 Class A ordinary shares, 331,891 Class B1 ordinary shares and 376,034 Class B2 ordinary shares held by Omega Management GmbH & Co. KG (“Management KG”). RTIHL directly holds 32,765,774 shares and has full voting and dispositive power over these securities. RTIHL is a wholly-owned subsidiary of Rio Tinto plc and is under the common control of Rio Tinto Limited. Rio Tinto plc and Rio Tinto Limited may therefore be deemed to be indirect beneficial owners of the shares held by RTIHL. Pursuant to the partnership agreement regarding Management KG, RTIHL has the ability to direct the vote of 39% of the shares held by Management KG, currently representing 1,408,840 Class A ordinary shares, 331,891 Class B1 ordinary shares and 376,034 Class B2 ordinary shares. Therefore, RTIHL is considered to be the beneficial owner of such securities, although it does not retain any dispositive power with respect to them. In connection with this offering, the partnership agreement will be amended to remove RTIHL’s ability to direct the vote of shares held by Management KG. Therefore, RTIHL’s beneficial ownership following the completion of this offering does not include Class A and Class B shares held by Management

KG. Management KG will not be selling shares in this offering. The address for Rio Tinto plc and RTIHL is 2 Eastbourne Terrace, London W2 6LG, United Kingdom. The address of Rio Tinto Limited is 120 Collins Street, Melbourne, Victoria, Australia 3000. The address for Management KG is Mainzer Landstrasse 46, 60325 Frankfurt am Main, Germany.

(3)	Consists of (a) 8,401,481 shares held directly by Fonds Stratégique d’investissement (“FSI”) and (b) 361,241 Class A ordinary shares, 85,100 Class B1 ordinary shares and 96,419 Class B2 ordinary shares held by Omega Management GmbH & Co. KG (“Management KG”). FSI is owned by Caisse des Dépôts et Consignations (“CDC”) (which holds 51 percent of its share capital and solely controls FSI) and the French State (which holds 49 percent of FSI’s share capital). CDC may therefore be deemed to be the indirect beneficial owner of the shares held by FSI. Pursuant to the partnership agreement regarding Management KG, FSI has the ability to direct the vote of 10% of the shares held by Management KG, currently representing approximately 361,241 Class A ordinary shares, 85,100 Class B1 ordinary shares and 96,419 Class B2 ordinary shares. Therefore, FSI is considered to be the beneficial owner of such securities, although it does not retain any dispositive power with respect to them. In connection with this offering, the partnership agreement of Management KG will be amended to remove FSI’s ability to direct the vote of shares held by Management KG. Therefore, FSI’s beneficial ownership following the completion of this offering does not include Class A and Class B shares held by Management KG. The address for CDC and FSI is 56 rue de Lille, 75007 Paris, France. The address for Management KG is Mainzer Landstrasse 46, 60325 Frankfurt am Main, Germany.

(4)	Represents the aggregate of (i) 36,310,021 Class A ordinary shares held of record by Apollo Omega and (ii) 241,238 Class A ordinary shares held by AMI. Apollo Omega and AMI will not beneficially own any Class B shares after completion of this offering. See footnote (1) for further information regarding the Apollo Funds’ beneficial ownership of our ordinary shares.

(5)	Represents 27,950,962 Class A ordinary shares held by RTIHL. RTIHL will not own any Class B shares after completion of this offering. See footnote (2) for further information regarding RITHL’s beneficial ownership of our ordinary shares.

(6)	Consists of 12,846,929 Class A ordinary shares held directly by FSI. FSI will not own any Class B shares after completion of this offering. See footnote (3) for further information regarding FSI’s beneficial ownership of our ordinary shares.

(7)	Represents the aggregate of (i) 34,433,599 Class A ordinary shares held of record by Apollo Omega and (ii) 228,771 Class A ordinary shares held by AMI. Apollo Omega and AMI will not beneficially own any Class B shares after completion of this offering. See footnote (1) for further information regarding the Apollo Funds’ beneficial ownership of our ordinary shares.

(8)	Represents 26,506,518 Class A ordinary shares held by RTIHL. RTIHL will not own any Class B shares after completion of this offering. See footnote (2) for further information regarding RITHL’s beneficial ownership of our ordinary shares.

(9)	Consists of 12,846,929 Class A ordinary shares held directly by FSI. FSI will not own any Class B shares after completion of this offering. See footnote (3) for further information regarding FSI’s beneficial ownership of our ordinary shares.

None of our ordinary shares is held of record by holders located in the United States. From May 14, 2010, the date of incorporation of Constellium, through January 4, 2011, the date on which we completed the purchase of the AEP Business, Apollo Omega was our sole shareholder. There have been no other significant changes in the percentage ownership of our ordinary shares held by our principal shareholders over the last three years. None of our principal shareholders have voting rights different from those of other shareholders.

DESCRIPTION OF CAPITAL STOCK

This section of the prospectus includes a description of the material terms of our Amended and Restated Articles of Association as they will be in effect as of the completion of this offering, and of specific provisions of the Book 2 of the Dutch Civil Code (Boek 2 van het Nederlands Burgerlijk Wetboek), which governs the rights of holders of our ordinary shares, which we refer to as the “Dutch Civil Code.” The following description is intended as a summary only and is qualified in its entirety by reference to the complete text of our Amended and Restated Articles of Association, which will be attached as an exhibit to the registration statement of which this prospectus is a part. We urge you to read the full text of that exhibit.

Outstanding Capital Stock

Currently, our authorized share capital consists of 17,300,000 Class A ordinary shares, 100,000 Class B1 ordinary shares and 100,000 Class B2 ordinary shares, each with a nominal value of €0.01. As of January 1, 2012, there were 3,697,197 Class A ordinary shares and 91,684 Class B2 ordinary shares outstanding. As of December 31, 2012, there were 3,697,197 Class A ordinary shares, 13,666 Class B1 ordinary shares and 78,018 Class B2 ordinary shares outstanding, which were held of record by five shareholders. References to our “ordinary shares” refer to our Class A ordinary shares offered pursuant to this prospectus.

Each of the Class A ordinary shares, Class B1 ordinary shares and Class B2 ordinary shares has one vote. The Class B1 and Class B2 ordinary shares can only be held by a German limited partnership that has entered into an agreement relating to the management participation plan or by the Company.

The Class A ordinary shares, Class B1 ordinary shares and Class B2 ordinary shares are entitled to the profits pro rated to reflect the total number of shares of each class held by each shareholder. We maintain separate share premium reserves and dividend reserves for each of the classes of shares. Distributions from each of these reserves may only be made following the approval of the holders of the relevant class of shares and, with respect to the Class B2 reserves, the board of directors.

Upon liquidation of Constellium, any liquidation surplus will be paid out in the following order: (i) first, the balance of the share premium reserve for Class A ordinary shares and the share premium reserve for Class B1 ordinary shares will be paid out to the holders of the shares of Class A and Class B1, respectively; (ii) second, the balance of the dividend reserve for Class A ordinary shares and the dividend reserve for Class B1 ordinary shares will be paid out to the holders of the shares of Class A and Class B1, respectively; (iii) third, the balance of the share premium reserve for Class B2 ordinary shares will be paid out to the holders of the Class B2 ordinary shares; (iv) fourth, the balance of the dividend reserve for Class B2 shares will be paid out to the holders of the Class B2 shares and (v) the profits which remain after application of the above, if any, shall be distributed to the shareholders in proportion to the aggregate nominal amount of shares held by each shareholder.

Recapitalization and Conversion of Capital Stock in Connection with this Offering

Pursuant to our Amended and Restated Articles of Association, our authorized share capital consists of 398,500,000 Class A ordinary shares, 1,500,000 Class B ordinary shares and five preference shares, each with a nominal value of €0.02. Each of the Class A ordinary shares, Class B ordinary shares and preference shares has one vote. Apollo Funds, Rio Tinto and FSI will hold or exercise voting power over approximately 77% of our ordinary shares after the consummation of this offering. See “Risk Factors—We are principally owned by Apollo Funds, Rio Tinto and FSI, and their interests may conflict with or differ from your interests as a shareholder” for more information.

Prior to this offering, we effected a pro rata share issuance of Class A ordinary shares, Class B1 ordinary shares and Class B2 ordinary shares to our existing shareholders, which was implemented through the issuance of 22.8 new Class A ordinary shares, 22.8 Class B1 ordinary shares and 22.8 Class B2 ordinary shares for each

Constellium 2013 Equity Plan. Subject to the expiration of any lock-up or other restrictions as described above and following the completion of any vesting periods, our ordinary shares issuable upon the exercise of options or settlement of restricted stock units to be granted under the Constellium 2013 Equity Plan will be freely tradable without restriction under the Securities Act, unless such shares are held by any of our affiliates.

Registration Rights

Our Amended and Restated Shareholders Agreement with Apollo Omega, Rio Tinto and FSI will provide for certain registration rights. See “Certain Relationships and Related Party Transactions—Amended and Restated Shareholders Agreement.”

FSI Share Purchase

Under the Agreement between Apollo Funds, Rio Tinto and FSI for the FSI Share Purchase, following the closing of such purchase, FSI will be restricted from buying additional shares in the company for one year following the closing of this offering, unless this restriction is waived by both Apollo Funds and Rio Tinto or certain specified events occur. See “Summary—Recent Developments—FSI Share Purchase.”